EXHIBIT 99.1

POET Technologies Announces Research Coverage Initiated by Rodman & Renshaw

SAN JOSE, Calif., Aug. 08, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronic fabrication process IP and devices, and manufacturer of sensing and optical light source products, today announced that Rodman & Renshaw, a unit of H.C. Wainwright & Co. LLC, initiated research coverage on the Company in a detailed report published on August 7, 2017. The report was recently disseminated to customers of Rodman & Renshaw; distribution and reproduction of the report in any form is solely at the discretion of H.C. Wainwright & Co, LLC.

Disclaimer

POET Technologies neither verifies, affirms nor endorses the analysis, estimates, valuation, conclusions, ratings, or financial models published by any third party firms and individuals. All of the views, opinions, views and conclusions expressed as part of any third party reports are strictly the personal views of the author and/or the publishing firm, and therefore may not be consistent with those of POET Technologies, its management team and its Board of Directors. POET recommends that all investors carefully read the public disclosures, risk factors and filings made by the Company through SEDAR, EDGAR and/or public newswire services as well as those posted to its website at www.poet-technologies.com.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) and its subsidiaries are developers of opto-electronic and photonic fabrication processes, devices and products. The company's vision is to enable the integration of photonics and electronics through both monolithic and hybrid approaches to design and packaging.  Integration is fundamental to increasing functional scaling and lowering the cost of current photonic solutions that drive applications in data communications, consumer products and industrial sensing. Leveraging both Gallium Arsenide (GaAs) and Indium Phosphide (InP) technology platforms, POET believes that its advanced processes for active photonic devices and innovative passive components provide a unique and differentiated combination that will enable substantial improvements in component cost, size and performance over current photonic solutions. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “John F. O’Donnell”, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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For further information:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com